April 8, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Form S-4 filed March 14, 2005
      File No. 333-123309
       and
Form 10-K for the fiscal year ended June 30, 2004
      File No. 1-00434


Dear Messrs. Johnson and Willard:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-4 filed March 14, 2005

General

1. Update the historical and pro forma financial statements, as necessary, to comply with Rules 3-12 and 11-02(c) of Regulation S-X at the effective date.

2. Please provide updated consents as appropriate in your registration statement.

3. We note that A.G. Lafley provided an interview regarding the merger for the Fortune article titled "It was a no-brainer," dated February 21, 2005. Please file this written communication under Rule
425. See Regulation M-A telephone interpretation B.14 in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.

4. We note that written communications under Rule 425 were filed after you filed the registration statement under Gillette`s Exchange
Act file number. Subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.12 in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.

5. Confirm that you will file with us all materials used to aid in the solicitation of proxies. See Rule 14a-6(c) of the Proxy Rules. In addition, please disclose whether you will engage any e-brokers.

The Merger, page I-1

Summary, page I-3

6. We note that members of Gillette`s board and management will receive substantial benefits as a result of the merger. Where you include the board`s recommendation, disclose with equal prominence that board members will directly benefit from the merger. Make similar revisions in all applicable places in the registration statement.

7. Please disclose the approximate cost of the transaction, including merger related transaction costs.

8. Tell us what consideration you gave to describing the buyback. We note your press release dated January 28, 2005 stating "P&G and its subsidiaries plan to buy back $18 to $22 billion of P&G`s common stock during the next 12 to 18 months. Over time, this will essentially result in a total financial impact on the company as if the deal were structured with approximately 60% stock and 40% cash."

9. Please explain the material differences between Gillette and Procter & Gamble shareholder rights. See Item 4(a)(4) of Form S-4.

What Gillette Shareholders Will Receive in the Merger, page I-3

10. Disclose that since the exchange ratio is fixed, there will be no upward adjustment to compensate for any decline in the value of Procter & Gamble`s stock. Also disclose that there may be a substantial period of time between the shareholder meetings and the closing date.

Shareholder Votes Required, page I-4

11. Please disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understandings with any other shareholders. For example, if there is any such understanding with Warren Buffet or Berkshire Hathaway, please disclose this.

Material Federal Income Tax Consequences of the Merger, page I-8

12. You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words
"expected" and "generally" in the first sentence. Please also remove the second sentence in the third paragraph. Note that we do not object to your statement that investors should consult their tax advisors.

Interests of Certain Persons in the Merger, page I-8

13. Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Also, quantify the reimbursement of excise taxes to be paid to directors, officers and key employees. Provide this information on an individual and group basis. Disclose that James Kilts, as a board member, voted to approve the transaction.

14. Disclose that James Kilts will serve as a vice chairman of Procter & Gamble for at least one year following consummation of the merger and will also join the Procter & Gamble board of directors.

15. If any Procter & Gamble officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction, please disclose this here.

Comparative Per Share Information, page I-11

16. Please refer to Item 3(f) of Form S-4 and the instructions to that paragraph. You have not provided equivalent pro forma per share data reflecting the exchange ratio of 0.975. We assume that you are not providing this information because you do not consider the equivalent pro forma per share data for Gillette shareholders and the pro forma per share data for Procter & Gamble shareholders to be materially different. If true, provide us with support for your conclusion and revise your filing to clearly indicate your approach.
Otherwise, please revise your filing to provide the equivalent pro forma per share data for Gillette shareholders.

Risk Factors, page I-14

17. Some of the risk factor headings and text do not specify the resulting risk. Please specifically tailor your risk factors so that they apply to your companies in particular. Please revise and in future exchange act filings make similar revisions in your risk factors.

18. Please avoid language in risk factors like "adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. Please revise and in future exchange act filings make similar revisions in your risk factors.

19. Some of your risk factors use language like "we cannot give any assurance" or "no assurance can be given." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Please also make similar revisions in your future exchange act filings.

20. Please provide the information investors need to assess the magnitude of the risk. For example, under:
* "Gillette Shareholders Will Have a Reduced Ownership," disclose the percentage ownership and voting interests of Gillette shareholders.
* "The Combined Company Will Incur Significant Transaction and Merger-Related Costs," describe the costs in greater detail. Also describe your plans to reduce the workforce and the restructuring charges that would result from this reduction and your plans to achieve other synergies. We note that you expect a negative impact on earnings in the two years following the merger. Please quantify and describe this impact.
* "The Merger May Cause Dilution," quantify the potential dilution to
Procter & Gamble shareholders.
* "Certain Directors and Executive Officers of Gillette," describe and quantify the interests that the Gillette directors and executive officers will receive in connection with the transaction.
21. Please add a risk factor that changes in your credit ratings could adversely affect the costs and expenses of the combined company. We note that credit rating agencies have notified you that because Procter & Gamble is expected to borrow to finance the $22 billion buyback, both companies are under a review for a possible downgrade.

The Proposed Merger, page I-19

Background of the Merger, page I-19

22. Please provide details regarding the substance and timing of all material offers and counteroffers during the course of the merger negotiations. For example, please disclose the offer of $55 per share during the November 5, 2004 telephone conversation between Messrs. Kilts and Lafley.

23. Describe any contacts, negotiations or agreements relating to Procter & Gamble`s $22 billion buyback. Disclose whether you considered a stock and cash structure and, if so, why you decided that a stock transaction with a buyback was a better alternative.

24. We note that Goldman Sachs and UBS made presentations to the Gillette board on October 21, 2004. Please include disclosure that addresses the timing and circumstances of their engagement as financial advisors. Please also explain why Gillette hired two financial advisers, particularly since it appears that they did not conduct separate analyses.

25. Describe Mr. Buffett`s role in any negotiations or agreements.
For example:
* Disclose whether Mr. Buffett made any recommendations regarding "appropriate value" or the structure of the transaction during the meeting with Messrs. Lafley and Daley on December 17, 2004.
* Disclose the discussions with the parties and Mr. Buffett regarding his purchase of additional shares of Gillette or Procter & Gamble following the merger announcement. Disclose when these discussions occurred and who initiated this discussion.
* Describe any material agreement, arrangement or understanding, whether written or oral, between Procter & Gamble or its affiliates and Mr. Buffett. For example, describe any arrangements relating to the termination of the purchase agreement between Gillette and Berkshire Hathaway dated July 20, 1989.

26. Please describe the material non-public information that was provided to Mr. Buffett, and disclose whether he agreed to keep this information confidential. We note your disclosure that he consented to receive this information.

27. We have viewed the video clip of Mr. Buffett on Procter & Gamble`s website and note also that this interview is included in the transcripts of several presentations about the merger that have been filed as Rule 425 prospectuses. Please tell us your views about whether Mr. Buffet is participating in the solicitation of proxies within the meaning of Rule 14a-1(l). We may have additional comments when we review your response.

28. Please explain what occurred during the meeting with Mr. Buffett on December 17, 2004 and the discussions with Henry Paulson on January 4, 2005, which caused Procter & Gamble to re-open discussions and offer additional consideration. Please discuss why Messrs. Lafley and Daley met with Mr. Buffett on December 17, given that they had informed Procter & Gamble`s outside directors that discussions between the parties had terminated. Please also discuss why Goldman
Sachs called to request that Procter & Gamble reconsider its position. Was Goldman requested or authorized to do so by Gillette`s board or management?

29. On page I-25, you sate that Procter & Gamble`s board considered
"the alternatives to completing a transaction with Gillette" at its meeting on January 27. Please elaborate on what these alternatives were.

Factors Considered by. . . Procter & Gamble, page I-27

30. Please discuss the risks that Procter & Gamble considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is "information concerning the financial performance and condition, results of operations, asset quality, prospects and businesses of each of Procter & Gamble and Gillette as separate entities and on a combined basis," but you do not explain how this information impacted the board`s decision.

31. You identify the opinion of Merrill Lynch as being one of the material factors Procter & Gamble considered in making its recommendation to shareholders. Merrill Lynch reviewed a January 26 draft of the merger agreement. Disclosure on page I-24 states that as of January 25, there were "significant open issues" and that the
Gillette board was not prepared to approve the transaction until these issues were resolved. Please clarify the nature of these issues and whether the January 26 draft of the merger agreement reflects their resolution. If it did not, please discuss whether the merger agreement that Merrill Lynch reviewed differs in any material respect from the final merger agreement. If there are differences in any material terms, please discuss what impact this had on the Procter & Gamble board`s consideration of the Merrill Lynch`s opinion.

32. Please address what consideration the Procter & Gamble board,
and
under the heading "Factors Considered by . . . Gillette," what consideration the Gillette board gave to the possibility that the companies would be required to divest assets in order to obtain the approval of regulatory authorities under applicable antitrust laws to
the completion of the transaction.  Please also include
disclosure,
here and elsewhere as necessary, that describes the extent to which
any divestiture was or was not taken in to account as the parties contemplated the "Expected Synergies" that are expected to result
from the merger.   Please clarify as well whether each of the
financial advisors considered this possibility. Finally, please disclose whether, if divestitures are necessary, the parties will obtain new fairness opinions. In this regard, we note that none of the financial advisors has undertaken to update its opinion.

Material Federal Income Tax Consequences of the Merger, page I-31

33. Please revise the sentence in the first paragraph that the discussion is a "general discussion." This may imply that investors are not entitled to rely on this information.

34. It is unclear whether you are doing a short-form or a long-form opinion. If this is a short-form opinion, then you must indicate here that the discussion is the opinion of counsel.

35. Please remove language under "General" on page I-32 that it is "anticipated" that the merger will qualify as a reorganization and that the discussion "assumes" that the merger will so qualify.

36. Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered.

Repurchase of Common Stock, page I-36

37. Please disclose when you began the buyback and how many shares you have purchased under the program to date.

Opinions of Financial Advisors, page I-39

38. Disclose under each of the opinions that the financial advisors have consented to use of the opinions in the document.

39. Supplementally provide us with the projections and Expected
Synergies exchanged among and relied upon by the parties. Please also summarize this information and the underlying assumptions in the registration statement.

40. Supplementally provide us with all materials, including the board book, provided by the financial advisors to Procter & Gamble and Gillette. We may have additional comments following our review of these documents.

41. References to "customary compensation" are not appropriate. Disclose the estimated aggregate compensation Merrill Lynch will receive in connection with the current transaction, and disclose how much is contingent on the merger. Similarly, for all financial advisors, provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between them and the parties to the transaction during the past two years, and any future contemplated material relationships between the advisor and either party. Discuss any such agreements for future compensation in necessary detail. See Item 1015(b)(4) of Regulation M-A.

42. Please disclose the basis for Merrill Lynch`s assumption that the financial forecasts relating to the companies and the Expected Synergies were reasonably prepared and reflected the best currently available estimates and judgments of management. Did it make this assumption at the direction or upon the representation of the companies?

Interests of Certain Persons in the Merger, page I-58

43. Quantify in dollars the total amount of change in control and severance payments and benefits (including options, stock rights, restricted stock and tax gross up payments) that all officers, directors and key employees will receive from Gillette and Procter &
Gamble as a result of the transaction. Provide this information on a group and individual basis for directors and executive officers. Consider whether a tabular presentation would be helpful.

44. Please also quantify James Kilts`:
* employment arrangements and perks (e.g., corporate jet, Boston housing, club memberships, legal and tax services); and
* pension and supplemental pension benefits.

45. Please focus the discussion of your arrangements with Mr. Kilts on exactly what he will receive under the amended employment agreement and other arrangements with Procter & Gamble. It is unclear, for example, whether Mr. Kilts will still receive all of the change of control benefits the employment agreement provided for before it was amended. Does the amendment only add to the benefits he would otherwise be entitled to, or does it replace old benefits with new ones?

The Merger Agreement, page I-62

Covenants - Commercially Reasonable Efforts Covenant, page I-66

46. It appears that the parties have agreed that they will not be required to divest assets that account for more than $1.9 billion in sales in order to comply with this covenant. Please elaborate on how the parties intend to proceed if they are required by regulatory authorities to divest assets in excess of this amount.

Selected Financial Data, page II-1

Unaudited Pro Forma Condensed Combined Statements of Earnings, page
II-3

The following comments apply to your pro forma statements of earnings for the year ended June 30, 2004 and for the six months ended
December 31, 2004.

47. Please disclose net earnings available to common shareholders so that your readers can recalculate basic earnings per share.

48. We note your calculation of pro forma weighted average shares outstanding and have the following comments:
* Please revise your footnote (f) to illustrate how the shares attributed to Gillette were calculated. This calculation is unclear to us given the disclosures in Gillette`s periodic filings.
* Please supplementally explain to us why you have attributed the same number of pro forma shares to Gillette for the year ended June
30, 2004 and the six months ended December 31, 2004.

49. We note that your pro forma statements of earnings properly exclude nonrecurring charges resulting from the merger. Please add a footnote to your pro forma net earnings that discloses the material nonrecurring charges and credits and related tax effects that result directly from the merger and that you anticipate will be included in
Procter & Gamble`s earnings statement within the 12 months succeeding the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X. Also, please reflect any such material nonrecurring charges as an accrual on your pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Balance Sheet, page II-6

50. Please revise your footnote (b7) to clearly indicate how you determined the number of shares of Procter & Gamble stock that will be issued to Gillette shareholders. We note that 988 million shares are expected to be issued.

Information about the Meetings and Voting, page III-1

Revoking Your Proxy, page III-6

51. You explain how to revoke a proxy that has been submitted via a completed proxy card; however, it appears that investors may also vote by internet or telephone. Please clarify, if true, that these investors will also be able to revoke a proxy in the manner described in this section.
Other Business; Adjournments, page III-7

52. Your disclosure suggests that proxy holders may use discretionary authority to adjourn the meetings to solicit additional proxies. Please note that we are of the view that an adjournment or postponement of a meeting to allow more time to solicit proxies in favor of a transaction is not a matter incidental to the conduct of a meeting over which proxy holders can exercise discretion under Rule
14a-4(c)(7). As such, please either amend your disclosure and proxy card to include a separate vote for the adjournment or postponement of the meeting, or revise your disclosure to make clear that proxy holders will not use discretionary authority for this purpose.

Certain Legal Matters, page IV-1

Comparison of Procter & Gamble/Gillette Shareholder Rights, page
IV-1

53. This discussion should address all material differences in shareholder rights. Please revise language in the first and second paragraphs to remove any implication that it does not do so. For example, in the first paragraph, refer to the "material" differences rather than "certain significant" differences. In the second paragraph, remove the statement that the discussion may not identify all differences that may be material to shareholders.

54. You may not qualify information in the prospectus by reference to information outside the prospectus unless the form requires incorporation by reference or requires a summary of a document. See
Rule 411(a) of Regulation C. Please remove the language that appears in the second paragraph attempting to qualify this discussion by reference to various items. We noted other instances of inappropriate qualifications in this chapter of your document. Please review this section of the prospectus and revise as necessary to comply with Rule 411(a) and this comment.

55. Please revise this section to focus more clearly on the rights that Gillette shareholders have that will differ from their rights as
Procter & Gamble shareholders. In the first several paragraphs, it does not seem that the rights you describe will change. You may wish to consider grouping the material differences in rights under a descriptive subheading and separately grouping the rights that will remain essentially the same under a different descriptive subheading.
Please also emphasize, early in each discussion, exactly what rights the shareholders of each company have. It may then be helpful to follow with an explanation of the relevant law and how it has been modified by the company`s charter or bylaws.
Legal Matters, page IV-11

56. Please revise to state that you have received the legal and tax opinions since these are required to be filed prior to the effectiveness of the registration statement.

Additional Information for Shareholders, page V-1

Where You Can Find More Information, page V-2

57. Please incorporate by reference your recently filed Forms 8-K.

58. Please note that Gillette must either amend its Form 10-K or file the proxy materials (within 120 days after the end of its fiscal year) that contain the information required by Part III of Form 10-K before the Form S-4 is declared effective. Note that we will review these materials and may have comments.

Exhibits

59. Please file or submit all of your exhibits with your next amendment, or as soon as possible. We may have comments on the legal opinions and other exhibits once they are filed.

60. Pursuant to Item 601(b)(2) of Regulation S-K, please file the merger agreement with a list briefly identifying the contents of all omitted schedules or similar supplements. For example, please list in detail the contents of the Parent Disclosure Schedule and the Company
Disclosure Schedule. In addition, please file an agreement to furnish us with a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.

Exhibit 23.2 - Consent of KPMG

61. Please revise this consent to clarify that it covers both
KPMG`s
audit report and report on internal controls.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

62. As discussed in your annual report and previous correspondence with us, you have realigned your business units and associated management responsibilities into three business units: Beauty Care;
Health, Baby and Family Care; and Household Care. We also note that the announcement of your agreement to acquire Gillette will necessitate that you reconsider your reportable business segments. You have told us that in your most recent Form 10-K you elected to present supplemental information because you believe that your investors find the additional information useful.
* Please provide us with a reasonably detailed description of how you view that information to be useful to investors.
* Tell us more about your original realignment and also how you anticipate Gillette will affect your reportable segments. We assume, based on the size and diversity of the three new units, that you may consider these to be aggregations of operating segments into reportable segments.
* Further, we assume that the five previous segments may also be aggregations of operating segments. Please tell us what you consider to be your operating segment levels and provide us with the revenues and gross margins for each of them for the three years ended June 30,
2004.
* In addition, tell us how you interpret paragraph 37 of SFAS 131. For example, tell us what consideration you have given to presenting revenues for each product or service or each group of similar products or services. In other words tell us what consideration you have given to providing revenue information for product categories such as, Laundry, Diaper, Retail Hair Care, Skin Care, Oral Care, Pharmaceuticals, Personal Healthcare, Coffee, etc.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, Procter & Gamble and Gillette should each furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Jennifer Thompson at (202) 824-5259, or in her absence, to John Cash at (202) 824-5373. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281

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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
April 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE